                                                                                Exhibit 99.1

ELBIT MEDICAL GROUP ANNOUNCES FDA HIGHLIGHTS
INSIGHTEC’S ExAblate® 2000 SYSTEM AS ONE OF THE 14
MEDICALLY SIGNIFICANT PRODUCTS

Tel-Aviv, Israel - November 9, 2006 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) (“EMI”) today announced that, its subsidiary (in which EMI holds indirectly approximately 52%), Insightec Ltd., announced that the U.S. Food and Drug Administration (FDA) highlighted the company’s ExAblate 2000 system as one of the 14 medically significant products it approved during fiscal 2005.ExAblate 2000 is the first non-invasive surgery device to combine magnetic resonance imaging and a focused ultrasound system to target and destroy uterine fibroids.

“Over 2,200 uterine fibroid patients worldwide have chosen non-invasive treatment with the ExAblate 2000 system since the FDA approved the revolutionary incisionless surgery technology in late 2004. We look forward to working with the FDA as we continue our clinical research evaluating the use of magnetic resonance-guided focused ultrasound in a number of other areas such as breast, bone, prostate, liver and brain tumors” said Dr. Kobi Vortman, president and CEO of InSightec.  “Before ExAblate was available to women, many chose to suffer from symptomatic fibroids rather than undergo invasive surgeries such as hysterectomies, myomectomies or other procedures to treat their uterine fibroids.”

ExAblate 2000, in exclusive combination with GE’s Signa magnetic resonance (MR) systems, is the only MRgFUS system approved by the U.S. Food and Drug Administration as a non-invasive, outpatient procedure to treat uterine fibroids. It also has the European CE mark and ISO 13485.

The FDA’s Center for Devices and Radiological Health’s (CDRH) Fiscal 2005 Annual Report can be found at http://www.fda.gov/cdrh/annual/fy2005/fy2005.pdf.

About ExAblate 2000

The ExAblate 2000 is the first U.S. Food and Drug Administration (FDA) approved system to use the breakthrough MRgFUS technology that combines GE Healthcare’s MRI - to visualize the patient anatomy, plan the treatment and monitor in real time treatment outcome - and high intensity focused ultrasound to thermally ablate uterine fibroid tissue. MR thermal feedback, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. ExAblate received FDA approval for the treatment of symptomatic uterine fibroids in October 2004 for patients that finished family planning. ExAblate has been recognized for its innovation and potential to serve mankind and has been awarded the 2004 European Union’s Information Society Technologies grand prize, The Wall Street Journal’s 2004 Technology Innovation Awards, and Advanced Imaging’s 2005 Solutions of the Year.

Uterine fibroids are benign growths in the uterus found in up to 70% of women of childbearing age. Symptomatic women suffer from extensive and prolonged menstrual bleeding, anemia, pain, pressure and often infertility. Existing treatment options include hysterectomy and myomectomy that are invasive, involving hospitalization and several weeks of recovery time and uterine fibroids (artery) embolization that is a minimally invasive procedure that requires shorter hospitalization and recovery time. ExAblate is an outpatient procedure and patients return home the same day and to work or back to their family within one to two days.

About InSightec

InSightec Ltd. is a privately held company owned by Elbit Medical Imaging (EMI), General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 135 employees and has invested more than $100 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com